FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X              Form 40-F
                          ------                     ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X
                                 ------          ------

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto are copies of an earnings and dividend release issued by Nordic American Tanker Shipping Limited (the "Company") on July 13, 2004, announcing its second quarter earnings and third quarter dividend payment.

ADDITIONAL INFORMATION

     BP Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Exhibit 1

FOR IMMEDIATE RELEASE

Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE: NAT) announces results for 2nd quarter 2004.

As of 06/30/04 (first half of 2004) NAT had an operating profit of $22.7 million as against $17.7 million during the same period last year. The net profit was $21.8 million as against $16.8 million in the same period last year. The increase in earnings in the first half of 2004 compared to the same period in year 2003 is a result of tanker rates being stronger this year. The tanker market during the 2nd quarter remained sound but was lower than the exceptionally strong first quarter of 2004.

The results for the 2nd quarter of 2004 enable the Company to pay a 3rd quarter 2004 dividend of $0.88 per share. Including the dividend for the 3rd quarter of 2004, the total dividend paid so far in 2004 is $3.73 per share. The total dividend paid in 2003 and 2002 were $3.05 and $1.35 per share, respectively. The 3rd quarter 2004 dividend of $0.88 will be paid on or about August 17th to shareholders of record as of July 29th 2004. The next dividend payment will be declared in October 2004.

The spot market for modern Suezmax tankers in the 2nd quarter of 2004 was above the agreed minimum rate the NAT vessels have with the charterer BP Shipping. The 2nd quarter 2004 time charter (T/C) equivalent for the NAT vessels was $43,255 per day compared to $72,287 in the 1st quarter of 2004, $51,501 in the 4th quarter and $23,243 in the 3rd quarter of 2003.

The contracts with BP Shipping commenced in October, 1997 and will terminate in September/October this year (see below).

The quarterly $ per day T/C equivalent for the NAT vessels has since 1999 been as follows:

Period                  1999      2000     2001       2002      2003     2004
------                  ----      ----     ----       ----      ----     ----
1st Quarter            22,000    26,079   51,607     22,000    57,756   72,287*
2nd Quarter            22,000    33,701   35,088     22,000    38,291   43,255
3rd Quarter            22,000    48,153   28,668     22,000    23,243
4th Quarter            22,000    59,059   22,617     33,868    51,501
* corrected

NAT has 9,706,606 shares in issue.

The results as of June 30, 2004 compared to the same period last year and 2nd quarter 2004, are as follows:


INCOME STATEMENT INFORMATION
All figures in USD



                                  01/01 - 06/30            01/01 - 06/30         2nd Qtr.            2nd Qtr.
                                      2004                   2003                  2004                2003
                                   ------------------------------------------------------------------------------
Revenue                            26,901,886             21,432,128             9,488,001            8,132,941
Ship Broker Commissions               (92,138)               (91,631)              (46,069)             (46,069)
Management Fee Expense               (125,000)              (125,000)              (62,500)             (62,500)
Insurance Expense                     (53,332)               (50,000)              (26,666)             (25,000)
Other Expenses                       (536,761)               (85,001)             (352,229)             (24,964)
Depreciation                       (3,415,520)            (3,415,520)           (1,707,760)          (1,707,760)
                                   ------------------------------------------------------------------------------
Net Operating Income               22,679,135             17,664,976             7,292,777            6,266,648

Financial Income                       27,559                 11,695                15,325                6,782
Financial Expenses                   (882,205)              (907,049)             (437,949)            (443,249)
                                   ------------------------------------------------------------------------------
Net Financial Items                  (854,646)              (895,354)             (422,624)            (436,467)
                                   ------------------------------------------------------------------------------
Net Profit                         21,824,489             16,769,622             6,870,153            5,830,181
                                   ------------------------------------------------------------------------------

Earnings per Share                       2.25                   1.73                  0.71                 0.60
Cash Flow per Share                      2.60                   2.08                  0.88                 0.78




The quarterly dividend paid since the commencement in 1997 has been as follows:

Period             1997       1998        1999           2000          2001          2002          2003          2004
----------------------------------------------------------------------------------------------------------------------

1st Quarter                   0.40        0.32           0.34          1.41          0.36          0.63          1.15
2nd Quarter                   0.41        0.32           0.45          1.19          0.34          1.27          1.70
3rd Quarter                   0.32        0.35           0.67          0.72          0.33          0.78          0.88
4th Quarter        0.30       0.30        0.36           1.10          0.55          0.32          0.37
----------------------------------------------------------------------------------------------------------------------

Total USD          0.30       1.43        1.35           2.56          3.87          1.35          3.05
----------------------------------------------------------------------------------------------------------------------


Balance sheet for Nordic American Tanker Shipping Ltd as of 30 June, 2004 and 31 December, 2003 (Figures in USD)


                                           06/30/04            12/31/03

Vessels                                  124,666,405         128,081,925
Current assets                             5,848,071            8,248,449
Cash deposits                                681,297              565,924
--------------------------------------------------------------------------------
Total assets                             131,195,773         136,896,298
--------------------------------------------------------------------------------

Shareholder's equity                     101,018,446          106,857,976
Long term debt                            30,000,000           30,000,000
Current liabilities                          177,327                38,322
--------------------------------------------------------------------------------
Total liabilities & equity               131,195,773          136,896,298
--------------------------------------------------------------------------------

As previously announced by the Company, BP Shipping, the charterer of the Company's 3 Suezmax tankers, has not delivered notice of exercise of its options to extend the charters. Accordingly, the existing charters will terminate on October 1, 2004, subject to a redelivery window for the vessels of between September 1, 2004 and November 1, 2004. On May 10, 2004 the Company announced that one of the Suezmax tankers has been fixed on a contract for a period of 5 years to Gulf Navigation.

At the Company's Special Meeting of Shareholders on March 15, 2004, the Company's shareholders decided by vote of approximately 96% of those voting to continue the Company in business. The restrictions on the Company's business activities will expire on the termination of the BP charters. Following termination of the restrictions, the Company will be free under its bye-laws to conduct any business permitted by law on an unrestricted basis.

In the absence of the renewal by BP Shipping of its option for the 3 vessels, the following alternatives are possible for the two remaining Suezmax tankers:

     o The renegotiation by the Company and BP Shipping of two of the charters or employment of the tankers to other parties.

     o The employment by the Company of the 2 vessels in the spot market upon expiration of the present BP charters.

     o    Any combination of these alternatives.

                                  July 13, 2004

Contacts:      Gary J. Wolfe
               Seward & Kissel, New York, USA
               Tel: (1) 212  574 1223

               Scandic American Shipping Ltd  (www.scandicamerican.com)
               P.O Box 56
               3201 Sandefjord
               Norway
               Tel: + 47 33 44 61 40, or +47 901 46 291,
               e-mail:  nat@scandicamerican.com or

               Rolf Amundsen
               Amundsen Partners, Oslo, Norway
               Tel: + 47 908 26 906

                Nordic American Tanker Shipping Ltd (www.nat.bm)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  July 13, 2004                           By:/s/ Herbjorn Hansson
                                                   ----------------------------
                                                       Herbjorn Hansson
                                                       President and
                                                       Chief Executive Officer


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